FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: September 18, 2013

Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

10 Hasadnaot Street
Herzliya 4672837, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A_

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Optibase Ltd. announces receipts of Swiss withholding tax claim by its Swiss subsidiary Eldista GmbH”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: September 18, 2013

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUNCES RECEIPT OF
SWISS WITHHOLDING TAX CLAIM
BY ITS SWISS SUBSIDIARY ELDISTA GMBH

HERZLIYA, Israel, September 18, 2013 – Optibase Ltd. (NASDAQ: OBAS) today announced that it had recently received a notification from the Swiss Tax Authority of the assessment of a withholding tax obligation to its Swiss subsidiary Eldista GmbH in the amount of CHF 2.8 million Swiss Francs (approximately $3 million Dollars) including interest and penalties accruing from January 2011.  Optibase owns an indirect, fifty-one percent (51%) ownership interest in Eldista GmbH which is held directly by Optibase's Luxembourg subsidiary, OPCTN, S.A.

Optibase is investigating the Swiss Tax Authority's basis for assessing the withholding tax obligation and intends to dispute any such tax obligation. In light of the early stage of the process, Optibase is currently unable to assess the final outcome of this withholding tax claim.

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties in the United States and Switzerland while continuously looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements with respect to the received withholding tax claim.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.